Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

( dollars in thousands )

	As of March 31, 2004	Years ended December 31,

		2003	2002	2001	2000	1999

Net Income	$24,851	$86,435	$78,667	$67,558	$54,788	$46,241

Fixed Charges:
Interest	8,176	25,020	21,466	24,850	29,967	23,367
Amortization of fees	534	1,954	2,070	1,616	1,580	1,106
Interest Capitalized	141	697	511	385	1,048	1,644

Fixed Charges	8,851	27,671	24,047	26,851	32,595	26,117

Net Income before
Fixed Charges	33,561	113,409	102,203	94,024	86,335	70,714

Divided by Fixed Charges	8,851	27,671	24,047	26,851	32,595	26,117

Ratio of Earnings to Fixed Charges	3.8	4.1	4.3	3.5	2.6	2.7

Ratio of earnings to combined fixed charges and preferred stock dividends	3.0	3.0	3.0	2.6	2.0	2.3

Preferred stock dividends	$2,428	$9,713	$9,713	$9,712	$9,712	$5,229